UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

California Pizza Kitchen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-4040623
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6053 West Century Boulevard 11th Floor Los Angeles, California	90045-6430
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: 333-37778

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

(Title of class)

Amendment No. 1 to Form 8-A

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the reincorporation of California Pizza Kitchen, Inc., a California corporation (“CPK”), as a Delaware corporation. The reincorporation was effected pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among California Pizza Kitchen, Inc., a Delaware corporation (the “Registrant”), and CPK. The Merger Agreement provides for, among other things, the merger of CPK with and into the Registrant, CPK’s wholly owned subsidiary (the “Merger”). The Merger Agreement was approved by the shareholders of CPK at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which was held on July 28, 2004.

As a result of the Merger, which was consummated on even date herewith: (i) each share of common stock, par value $.01 per share, of CPK issued and outstanding was converted into a share of common stock of the Registrant; (ii) each option and stock purchase right to acquire shares of CPK was converted into and became an equivalent option and stock purchase right to acquire an equal number of shares of the Registrant’s common stock; and (iii) the exercise or conversion price per share under each option and stock purchase right remained equal to the exercise or conversion price per share immediately prior to the Merger. Immediately prior to the consummation of the Merger, the Registrant had nominal assets and liabilities.

The Registrant filed with the Securities and Exchange Commission a Current Report on Form 8-K on even date herewith attaching its new Delaware Certificate of Incorporation and Bylaws (the “Charter Documents”). In accordance with the Registrant’s Charter Documents, the undersigned Registrant hereby amends the following items, exhibits or other portions of its Form 8-A filed July 25, 2000 regarding the description of its common stock as set forth herein.

In accordance with Rule 414 under the Securities Act, the Registrant, as successor issuer to CPK, hereby expressly adopts this Form 8-A as its own for all purposes of the Securities Act and the Exchange Act.

Item 1.	Description of Registrant’s Securities to be Registered.

Common Stock

General. The Registrant is authorized to issue 80,000,000 shares of common stock, par value $0.01 per share and 40,000,000 shares of preferred stock, par value $0.01 per share. As of December 21, 2004, there were 19,233,500 shares of common stock outstanding and no shares of preferred stock outstanding. All shares of common stock outstanding are fully paid and nonassessable.

Voting. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

Dividends. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends. In the past, the Registrant has declared and paid cash dividends only in connection with extraordinary corporate transactions such as PepsiCo’s acquisition of a controlling interest in the Registrant in 1992. The Registrant currently intends to retain all future earnings for the operation and expansion of its business and does not anticipate paying cash dividends on the common stock in the foreseeable future.

Liquidation. Upon a liquidation of the Registrant, the Registrant’s creditors and holders of the Registrant’s preferred stock with preferential liquidation rights will be paid before any distribution to holders of the Registrant’s common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock. The Registrant’s Certificate of Incorporation empowers the board of directors to issue up to 40,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of the Registrant’s common stock or adversely affect the rights and power, including voting rights, of the holders of the Registrant’s common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by the Registrant in the future. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Registrant or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Registrant’s common stock, and may adversely affect the voting and other rights of the holders of common stock.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description of Document
1(A)	Certificate of Incorporation of the Registrant.

2(A)	Bylaws of the Registrant.

3(A)	Specimen Common Stock Certificate.

(A)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on even date herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 22, 2004

CALIFORNIA PIZZA KITCHEN, INC.

By	/s/ RICHARD L. ROSENFIELD
Richard L. Rosenfield
Co-Chief Executive Officer, Co-President and Co-Chairman of the Board
(Co-Principal Executive Officer)

By	/s/ LARRY S. FLAX
Larry S. Flax
Co-Chief Executive Officer, Co-President and Co-Chairman of the Board
(Co-Principal Executive Officer)

INDEX TO EXHIBITS

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Description of Document

1(A)	Certificate of Incorporation of the Registrant.

2(A)	Bylaws of the Registrant.

3(A)	Specimen Common Stock Certificate.

(A)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on even date herewith.